PRESS RELEASE

Sanofi Launches Modified Dutch Auction Tender Offer to Purchase

up to 86,766,040 of its Outstanding Contingent Value Rights

Paris, France – September 4, 2012—Sanofi (EURONEXT: SAN and NYSE: SNY) today announced that it has commenced a modified “Dutch Auction” cash tender offer to purchase up to 86,766,040 of its outstanding Contingent Value Rights (“CVRs”) (representing approximately 30% of the outstanding CVRs as of August 30, 2012) at a price range that is not greater than $1.75 nor less than $1.50 per CVR.

The CVRs are listed and traded on the NASDAQ Global Market under the symbol “GCVRZ.” The price range in the tender offer represents a premium of approximately 7.1 to 25.0 percent to the last reported sales price of the company’s CVRs on the NASDAQ Global Market of $1.40 on August 31, 2012, which was the last trading day prior to the announcement of the company’s intention to conduct a tender offer.

The tender offer will expire at 5:00 p.m., New York City time, on Friday, October 5, 2012, unless extended. Tenders of the CVRs must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to 5:00 p.m., New York City time, on such date. The tender offer is subject to a number of terms and conditions described in the Offer to Purchase that will be distributed to CVR holders.

A modified “Dutch Auction” tender offer allows CVR holders to indicate how many CVRs and at what price(s) they wish to tender their CVRs within the specified CVR price range. Based on the number of CVRs tendered and the prices specified by the tendering CVR holders, Sanofi will determine the single lowest per CVR price within the range that will enable it to purchase up 86,766,040 CVRs or a lower amount depending on the number of units that are validly tendered. If, based on the purchase price determined in the tender offer, more than 86,766,040 CVRs are validly tendered and not validly withdrawn, then Sanofi will first purchase CVRs validly tendered at prices below the purchase price and, thereafter purchase CVRs validly tendered at the purchase price on a pro rata basis as specified in the Offer to Purchase. If the tender offer is fully subscribed the aggregate amount paid by Sanofi to CVR holders will be between $130 million and $152 million.

All CVRs that are acquired in the tender offer will be acquired at the same purchase price, including CVRs that are tendered at a lower price. CVR holders whose CVRs are purchased in the tender offer will be paid the purchase price in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer. Sanofi currently expects payment for CVRs that are accepted for purchase to be made no later than October 11, 2012. The tender offer is not contingent upon obtaining financing or on any minimum number of CVRs being tendered. However, the tender offer is subject to a number of other conditions specified in the Offer to Purchase that will be distributed to CVR holders.

AST Phoenix Advisors is the Information Agent for the tender offer and CVR holders who have questions concerning the tender offer or would like to request copies of the Offer to Purchase, Letter of Transmittal and related documents may call AST Phoenix Advisors at (866) 796-7176 (call toll free). Banks and brokers may call (212) 493-3910. The Dealer Manager for the offer is Morgan Stanley & Co. LLC. Questions concerning the tender offer may be directed to Morgan Stanley & Co. LLC at (855) 483-0952 (call toll free). American Stock Transfer and Trust Company, LLC is the Depositary for the tender offer. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to registered CVR holders and also will be made available for distribution to beneficial owners of the CVRs.

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Neither Sanofi nor the Depositary, the Information Agent, the Dealer Manager, or the Trustee for the CVRs is making any recommendation to CVR holders as to whether to tender or refrain from tendering their CVRs into the tender offer or as to the price or prices at which CVR holders may choose to tender their CVRs. CVR holders must make their own decisions as to how many CVRs they will tender, if any, and the price, within the stated range, at which they will offer their CVRs for purchase by the Company.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Tender Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell CVRs. The tender offer is being made only pursuant to the Offer to Purchase, the Letter of Transmittal and related materials that Sanofi will be distributing to its CVR holders. The tender offer is not being made to CVR holders in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer or solicitation under applicable securities or blue sky laws. CVR holders should read carefully the Offer to Purchase, the Letter of Transmittal and related materials because they contain important information, including the various terms of, and conditions to, the tender offer. CVR holders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Copies of these documents, when available, may be obtained free of charge, by contacting AST Phoenix Advisors, the Information Agent for the Offer, by telephone at (212) 493-3910 (banks and brokers) or (866) 796-7176 (all others toll free), or in writing to AST Phoenix Advisors, 110 Wall Street, 27th Floor, New York, New York 10005.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2011. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations	Investor Relations
Jean-Marc Podvin	Sébastien Martel
+ (33) 1 53 77 46 46	+ (33) 1 53 77 45 45
E-mail : mr@sanofi.com	E-mail : ir@sanofi.com

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